Filed by Xicor, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Xicor, Inc.
Commission File No.: 000-09653

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

EDITED BRIEF

Event Brief

ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call

Event Date/Time: Mar. 15. 2004 / 8:30AM ET
Event Duration: 49 min

OVERVIEW:

ISIL has signed a definitive agreement to acquire Xicor. Following completion of the transaction, Lou DiNardo, Xicor’s Co-Chairman, President and CEO will join ISIL as EVP of the Standard Linear Products Group. Based on ISIL’s closing price of $22.63 per share on March 12, the transaction will be valued at approx. $529m. Q&A Focus: Manufacturing, technology, business mix, GM, and goals.

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

CORPORATE PARTICIPANTS

Meghan Dalton
Intersil Corporation. — Director, IR

Rich Beyer
Intersil Corporation. — President & CEO

Lou DiNardo
Xicor Inc., — President & CEO

Dan Heneghan
Intersil Corporation. — VP & CFO

OVERVIEW

ISIL has signed a definitive agreement to acquire Xicor. Following completion of the transaction, Lou DiNardo, Xicor’s Co-Chairman, President and CEO will join ISIL as EVP of the Standard Linear Products Group. Based on ISIL’s closing price of $22.63 per share on March 12, the transaction will be valued at approx. $529m. Q&A Focus: Manufacturing, technology, business mix, GM, and goals.

FINANCIAL DATA

1. Transaction value = $529m approx.

2. 2003 combined revenues = $550m approx.

PRESENTATION SUMMARY: 8 MIN

I. OPENING COMMENTS (R.B.)

A.	Acquisition Details:

1.	ISIL has signed a definitive agreement to acquire Xicor.

a. This will significantly advance the co.’s position as a high-performance analog leader.

2.	Following the acquisition of Elantec in 2002, and the sale of the wireless networking business in 2003, the acquisition of Xicor is another significant step in the co.’s strategy of becoming a top-tier high-performance analog company.

3.	Xicor is a recognized leader in standard products for the high-performance analog market.

4.	Xicor is currently a leading supplier of digitally controlled potentiometers, and system management products.

a. They also have a rapidly expanding portfolio of real time clocks, voltage references, power sequencing, and display products that provide a natural extension to ISIL’s leadership position in the computing power management and flat panel display market.

5.	The combined companies will have a highly profitable operating model that generates significant cash.

6.	Both companies reported strong revenue growth in 2003.

7.	ISIL and Xicor both exited 2003 with GM over 56% and positive cash flow from operations.

8.	The co. believes that it will be able to integrate the Xicor business into ISIL’s operations in a timely manner with minimal disruption to its customers and employees.

9.	Following completion of the transaction, Lou DiNardo, Xicor’s Co-Chairman, President and CEO will join ISIL as EVP of the Standard Linear Products Group.

II. TRANSACTION HIGHLIGHTS (L.D.)

A.	Details:

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

1.	The combination of Xicor and ISIL is expected to significantly enhance the overall value proposition to its customers, investors, and employees.

2.	The transaction indisputably elevates ISIL to the top-tier of high-performance analog companies.

3.	Becoming part of ISIL will also provide significant advantages for Xicor’s business.

a. Having access to a larger sales force and more distribution channels, as well as advanced manufacturing processes, and stronger purchasing leverages with suppliers will all be benefits of the combination.

4.	The culture of the two companies are similar, which should help enable a rapid integration of Xicor, Xicor’s business into ISIL.

5.	Xicor will be adding to ISIL a team of talented people, a broad-based portfolio of industry-leading analog products, and a significant understanding of what it takes to grow a business while improving profitability.

III. AGREEMENT DETAILS (D.H.)

A.	Comments:

1.	Based on ISIL’s closing price of $22.63 per share on March 12, the transaction will be valued at approx. $529m.

a. This represents a preempt to Xicor’s current stock price of approx. 13% or $15.58 per share.

2.	Under the terms of the agreement, each Xicor shareholder will receive the value of $8 per share in cash and 0.335 (Phonetic) a share of ISIL common stock equivalent to $15.58 per share of Xicor stock, based on the closing stock price of ISIL’s stock price on 03.12.2004.

3.	Each Xicor shareholder may elect to receive all cash, stock, or a combination of cash and stock, subject to proration based on the total cash and shares available in the merger.

a. This reflects an aggregate purchase price of approx. $529m.

4.	shares outstanding, with current ISIL shareholders owning approx. 92% and current Xicor shareholders owning approx. 8% of ISIL’s shares on a fully diluted basis.

5.	The Boards of Directors of both companies have unanimously approved the definitive agreement.

6.	The transaction is subject to customary regulatory approvals and a Xicor shareholder vote to approve the acquisition, and is expected to close by the end of 2Q04.

7.	ISIL and Xicor collectively outperformed the analog industry in 2003, and had combined revenues of approx.$550m and GM approaching 57%.

8.	ISIL expects to achieve additional cost savings through the integration of Xicor.

a. With these cost savings and excluding the impact of amortization expenses, the acquisition will be neutral to the co.’s 2004 EPS and accretive in 2005.

9.	Together with Xicor, ISIL spent over $100m in R&D last year, and 90% of sales, while achieving profitability and strong cash flow.

10.	The mgt. of both organizations have aspirations of building a 60% GM and 30% operating margin analog business at growth at or above industry rates.

11.	ISIL and Xicor share a passion for delivering highly differentiated proprietary products to leading companies in chosen markets.

12.	The addition of Xicor enhances the co.’s general purpose standard product portfolio characterized by long life cycles and high operating margins.

13.	In-market segments continue to be well balanced with no area representing more than 28% of the combined companies revenues.

14.	The two companies expect to see faster revenue growth due to this combination.

QUESTION AND ANSWER SUMMARY:

41 MIN

Question 1:

Could you talk a little bit more about leveraging the two companies here with a particular attention to Xicor’s new products for the display market? (Tore Svanberg — Piper Jaffray)

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

Answer:

(Rich Beyer) We are very excited about how the series of products that Xicor has been developing really don’t tail in with what we are doing in terms of customers, markets, and the balance of general purpose products and application-specific. Lou and his team have developed a very nice range of standard products, more recently they’ve introduced an analog front-end product for the LCD market that dovetails very nicely with the buffer amplifiers, the DC-DC converters that we have developed for those markets. We have a range of customers in the LCD space as well as other major video customers that have actually been in the process of evaluating the Xicor products; at the same time they’re evaluating ours. So, we think this fits very nicely. We also have an organization in the field that’s about six times the size of Xicor. As obviously as a much larger company, we have a much broader set of sales and applications people, and believe that with that expanded team, those products are going to be able to be designed into a much more significant set of customers much faster than Xicor could have done as an independent company.

Question 2:

Xicor is a fabless company. So, could you give us a little bit of an update on the planning here for manufacturing? (Tore Svanberg — Piper Jaffray)

Answer:

(Rich Beyer) They are fabless; a portion of the business of ISIL is also fabless. We’ll continue on that model. We are looking at the possibility of producing some of the products in our Palm Bay facility. But, by and large we’ll continue to execute on that fabless strategy much like we did with Elantec, which was largely fabless. We brought one of the major processes for Elantec into the fab, but by and large continued to work with external foundry partners for the majority of products. We anticipate that’s how we’ll operate with Xicor as well.

Question 3:

Looking at Xicor’s technology, if you look at their floating gate technology today, looks like that is something that ISIL has probably not had too much in the portfolio in the past. Can you help us explain a little bit how this diversifies ISIL’s technology portfolio? What I’m getting to here is, ISIL historically is very strong in power management. You can maybe leverage this floating gate technology to get into some new areas. So, could you maybe elaborate on that a little bit please? (Tore Svanberg — Piper Jaffray)

Answer:

(Lou DiNardo) The floating gate technology is, as I think you understand is a technology that allows Xicor to build extremely low power products. The voltage reference is a prolific requirement in all electronic systems. The challenge has been to crack that market with some differentiation. Analog devices, Maxim, LTC, and others have dominated the voltage reference business for quite some time. It’s a very nice, stable, diverse, long life cycle product. The opportunity to build those products with the floating gate analog technology rather than standard (Indiscernible) reference technology allows us to deliver performance that at or above the industry standard products, drop-in replacements, incompatible but with extremely low power. I think that particular product line really dovetails nicely with the standard linear products that ISIL has. The sales force certainly will have another arrow in their quiver. The real time clock products at the same time expands or add an additional product line. The DCP is an area that we’ve had dominance in for a long time, and I think with this sales force and the channel that ISIL has established, there are three clear winners there, and our CPU supervisor product lines also are very synergistic with things that ISIL already does. So, when you look across the wide spectrum of general purpose albeit high-performance analog products that we do, it fits hand in glove with what ISIL is doing in the market relative to standard linear.

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

Question 4:

Can you in any way you can break down the revenue structure, what it is going to be, what the getting, obviously the potentiometer, battery managed real time clock, analog front end, how that would just fit into, can you guys break it down with what would fit under the new umbrella of ISILs revenues? (Apjit Walia - RBC Capital Markets)

Answer:

(Dan Heneghan) We break our revenues in down to four pockets, computing, consumer, communications, and industrial. And the fantastic thing about this combination is that Xicor brings value to each of those four segments. I don’t have precise numbers yet on the combined pro forma numbers, but it will keep the four segments very balanced from where we are today, and that is a very nice piece to bolt up to the ISIL story today.

Answer:

(Lou DiNardo) One of the dominant things that Rich and I have talked about as we got to know one another is that everything we do today is standard linear. Our upside in the future certainly has some application-specific content. Everything we do is standard linear, broad-based, lots of customers, lots of markets, good GM, long life cycles.

Question 5:

In terms of the analog design engineers you bring in, do you now have a headcount of how many high end analog design engineers you have in the combined entity? (Apjit Walia — RBC Capital Markets)

Answer:

(Rich Beyer) ISIL has somewhere between 50-100 design analog engineers, and Xicor has about four to fifth of that number. So, on a combined basis we’ll be approaching 80-100.

Question 6:

In terms of the org chart, can you give the break down as to what Lou would be running the standard analog, and Mohan at Elantec. Is there anyone else? If you could just give me a breakdown of what your direct reports would be? (Apjit Walia — RBC Capital Markets)

Answer:

(Rich Beyer) We’re going to continue to report on the business in terms of the market segments as opposed to organizational structure. There is clearly some overlap amongst the various businesses, and we don’t think it’s appropriate to report on that basis. So, we’ll continue to report on communications, computing, the high-performance consumer, and industrial. And again Xicor brings products and revenues in each of those segments of the market.

Question 7:

Any future objectives you have in terms of, do you have any agreement to do something bigger in the near future at all at ISIL? (Apjit Walia — RBC Capital Markets)

Answer:

(Lou DiNardo) When I left Linear Technology I was committed to build in the next grade high-performance analog company, and I think we made great strides in that regard at Xicor. We took a relatively broken down each great memory company and created a high GM analog enterprise. My commitment here at ISIL is to be part of what I think is a world-class team and further the process of building a great analog company. My commitment and my role here is to be a very important cog in that wheel at whatever level, and wherever I can help bring value and that is with respect to helping other General Managers, helping

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

sales management, helping marketing, helping Rich, helping Dan, with all that I’ve garnered from my time in analog devices in Linear Technology.

Answer:

(Rich Beyer) Straight out of the gate, Lou will have complete responsibility for not only the Xicor product lines, but what we from the organizational standpoint manage our standard analog business. So, he’ll have a good third of the company. We’ve also asked Lou to really head up the whole strategic thinking for us as a corporation. I have a great deal of respect for his strategic insight, how he has repositioned Xicor and also the experience that he has in various functions in analog. So, our team is very excited about embracing all of the skills that Lou brings as well as a number of other members of this management team to help us craft the strategy that’s going to continue to make us successful in the future. So, Lou is going to have a very broad role. From a strategic perspective, he’s obviously a very sophisticated executive in this space and will continue to work with me and Dan dealing with investors, dealing with our customers around the world, and dealing with our employees throughout the corporation. So, Lou will have plenty of things to do that are going to allow him to have a disproportionate impact on the corporation.

Question 8:

Do you have any updates in the analog front or the battery management side? (Apjit Walia — RBC Capital Markets)

Answer:

(Lou DiNardo) Certainly you guys have attached a lot of interest to the analog front end, and I think at this point you know we’ve got our wins at Samsung and LG. We’ve got platforms at NEC, Nano, and Iiyama in Japan that are looking like either hard design wins or very near term opportunities. Frankly we are starting to blossom out beyond the first ten target customers that we’ve laid out, and are working really into the second tier as well as attacking very aggressively the digital TV space. Things are going exceptionally well with the analog front end. The idea that ISIL has a dominant presence in the LCD arena, whether it be flat panel displays or digital TVs. They have a tremendously well-educated sales and marketing effort in the video arena. The idea of giving that team this product does nothing but add to the acceleration and velocity of our success.

Question 9:

From what I understand from your comments, the business mix is roughly the same as at ISIL, number one. The second is, if you could comment on the geographical footprint of Xicor, and how does that fit in with ISIL? You mentioned something about the Xicor product line complementing power management, if you could please explain a little bit more how does that play in, and where do you see the cost savings given that this is a fabless model, and what kind of cost savings are we looking at? (Ambrish Srivastava — Harris Nesbitt Gerard)

Answer:

(Dan Heneghan) The product segment overlap, the thing that Rich and Lou mentioned that this really brings to ISIL is the strong general purpose standard product capability, and that’s going to expand our presence particularly in the communications and industrial area, but as I mentioned Xicor has presence in all four areas. So, it won’t significantly change the blend or mix between those four end segments. But, we’re most excited about what it’s going to bring from a general purpose high-end analog position for the company and how it’s going to expand our presence on that side of the business. On the cost synergy side, we’re looking at about $8m per year of annualized synergies, we expect to achieve that by early ‘05, ‘06, steady progress between now and then, and that along with growth in the business enables us to get to an accretive transaction by early ‘05. The cost synergies will come from purchasing leverage, some SG&A and corporate overhead type things, two corporations with all the corporate costs that goes with it, so it could be mostly leveraging ISIL’s capabilities and scale which is 10-12 times besides Xicor in the

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

manufacturing and SG&A areas. So, those are the main elements of the cost synergies. We feel very comfortable we’ve identified a list that gets to at least that amount. So, based on our experience with the Elantec transaction, where we saw about twice as much cost synergies for revenues of about twice the size, we feel very comfortable with that part of this integration process.

Answer:
(Lou DiNardo) The challenge in the power management space for any small analog company is investment that’s necessary to bring critical mass to power management product lines. So, we have not had a challenge at Xicor given the talent that we’ve brought in. We’ve not had a challenge in figuring out what to do; it’s always been a matter of which to do. And we have had to focus on areas where we could differentiate ourselves and demonstrate expert knowledge as kind of the go-to guide for particular product areas. We certainly had brand in the digital product space, we certainly had brand in the system management of CPU supervisor space and we built brand in other general purpose analog areas. The power management space was always a challenge. I recognize tens of millions of dollars necessary to invest to bring critical mass to a DC-DC converter product line. So, we’ve always played around the edges of power management where we didn’t have to compete with the big guys and go toe-to-toe in the DC-DC converter space. Our products are synergistic with DC-DC converters. We do power supply sequencing devices, we do hot-swap devices, all of which are very synergistic. They sit right next to DC-DC converters and communication systems, in industrial and system measurement boxes. When it comes to products overall, I think the best way to view this transaction is more silicon per box. We are calling on the same customers, we sell high-performance analog, so we are calling on the same engineers, but we don’t have overlap. We have synergies, and I think in the power management space that will be obvious, and in the general purpose analog space maybe even more soft.

Question 10:
You talked about more silicon for the box. If you take just one example, the PC market for instance, how much of the silicon content now you can address with the combined entity? (Ambrish Srivastava — Harris Nesbitt Gerard)

Answer:
(Lou DiNardo) The PC space for us is battery management. We have a three and four (Indiscernible) and cell balancing IC, which plays very well into the strategy of capturing places in the notebook computer, which are not being attacked by a wide variety of players. There is differentiation in technology, and you can garner respectable ASPs and very respectable GM. So, the idea that we can add another couple of bucks, couple or three bucks to a notebook computer opportunity that the ISIL sales force is chasing is quite apparent to everyone in this process. If you look at a LCD display whether it be a TV or flat panel monitor, ISIL shows on its website, which shows all of the opportunities for ISIL products and flat panel display, from drivers and gamma correction to power management ICs. There is very nice analog front end that can garner an ASP of between $7-20. You add $7-20 to that one sales cost. Same guy calling on the same customer, improving his efficiency of the selling effort, and taking down an additional $7-20 per box in a high-growth segment that forecasts 60m flat panel displays next year. That is a very nice leverage point for these companies put together.

Question 11:
Can you give me a sense of the integration plan and give us some more color on that? You said the acquisition will close by the end of 2Q, will the entire integration be done before the year-end or can you give us some more color on that? (Harsh Kumar — Morgan Keegan & Co., Inc.)

Answer:
(Dan Heneghan) Each company will establish an integration team; we will merge those together and start working on that process. We’ll have two teams combined, one will be focused on cost synergies, and day one activities in integrating the operational side of the business, and the other team will be focused on

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

revenue synergies. We think one of the real compelling attributes of this combination is the revenue synergies. While we are not counting on that to make it accretive that’s where the real upside is, and both Lou, and Rich and the sales teams are very excited about this combination. But, the integration teams will begin working right away on making sure we’re ready for day one, we have to go through the normal regulatory filings in the proxy and S4, and we expect to close this transaction by the end of 2Q, most of the integration will be done in calendar 2004. Yes.

Question 12:
In 4Q Xicor had 58 and change percent GM, would it be fair to assume that you’re going to try to take them complementary to your own plan of 60 plus, a little over 60% margins longer term? (Harsh Kumar — Morgan Keegan & Co., Inc.)

Answer:
(Dan Heneghan) I think that’s a very good possibility. I think Xicor excluding a one-time (Indiscernible) was around 56 in 4Q, and if you recall on the Elantec business, the quarter before we merged with them, they were running around 53%. In two to three quarters, they were at 60% GM plus very high revenue growth. But I think with our purchasing leverage and some operational improvements, Xicor runs a very lean shop over there. But on a combined basis with our scale, we think that we can move the combined company towards 60% GM and 30% operating margins.

Question 13:
I’m not very familiar with Xicor, can you give me a sense of who their top three customers are, and also tell us, give us a sense of what kind of cross selling opportunities you have in there? (Harsh Kumar — Morgan Keegan & Co., Inc.)

Answer:
(Lou DiNardo) I’ve always been reluctant to talk about specific top customers. We have a very small world we live in, we all know each other, we all listen to each other’s stories. I could say that our top opportunities historical revenue are in the cellular handsets base where we control brightness and contrast in cellular handsets, in the server and networking architecture where we sell system management products to all of the top-tier customers, and then frankly one of the benefits of this story is we did business in 2003 with a bit over 3,000 customers. So, we have a diversity that leads to consistency, and I think that’s what most have come to appreciate about the major players and the top-tier suppliers in the analog space.

Question 14:
If you could give us a little more color on what your assumptions are for accretion in ‘05? Are you thinking sort of $0.04 or $0.05 kind of accretion in ‘05? (Rick Schafer — CIBC)

Answer:
(Rich Beyer) We just closed this transaction last night. So, we’re still digesting that and formulating our exact thoughts. But, it should be accretive early in ‘05, and at this point, $0.02-0.03 we see are weighted. As we identify revenue synergies and make progress there that could increase, but this point $0.02-0.03.

Question 15:
Have you guys been able to do much diligence yet with your customers to sort of see what they think of the deal? (Rick Schafer — CIBC)

Answer:

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

(Rich Beyer) Yes, we did. As part of due diligence we contacted a number of customers in each of the major segments, and the comments from the customers were effusive. They are very positive about the quality of the management team, about the transformation that took place, we talked to customers that have been with Xicor for many years, as well as those that have gone to design in products since Lou began the transformation three years ago, and across the board they were very positive about the quality of the products, the quality of the management team, and so we’re very comfortable that Lou and his team are a class act and that our customers are going to see this in a very positive light.

Question 16:
On the actual deal process, was this for any other bidders, was this an auction? What has impaired us to announce the deal at midnight on Sunday? (Rick Schafer — CIBC)

Answer:
(Rich Beyer) We’re a high performance analog company; ISIL has really transformed itself from a very broad-based semiconductor company when we were Harris Semiconductor. Lou has transformed his company from a memory company into a very powerful high-performance analog company, and we’ve stated quite clearly to the investment community that we think that ISIL is capable of acquiring companies and effectively integrating them, and we proved that with Elantec, and we’ve always said we need as we think about that we want companies that have a similar vision and similar business models, and that’s what Lou and his team have, and so Lou and I have had a chance to get together over a period of time, and get more and more comfortable that this combination can be powerful, and so both of our Boards of Directors weighed the combination and weighed in at it positively. Why did we announce it at midnight? We intended to announce at 10:00 ‘o’ clock, but there are some niggling details in the 100-page merger agreement that needed to be worked out. We really began in earnest on the due diligence process about 10 days ago, and we wanted to move quickly, because these things can in fact start to leak into the market place, and that’s not beneficial to anybody. So, we moved very aggressively, and both Boards of Directors late yesterday afternoon, early evening, approved the deal, and then we finalized all remaining issues and announced it last night.

Question 17:
Can you comment or not if there was anybody else in the bid there? ((Rick Schafer — CIBC)

Answer:
(Lou DiNardo) I think, more anecdotally than anything else, we did a great deal of diligence on ISIL as they did on us. But maybe as important is that diligence process is, I think everyone that knows me and those that I’m meeting here for the first time, I spent eight years in analog devices and 13 years in Linear Technology. I don’t know anything except high-performance analog. I didn’t know anything about memory when I joined Xicor and I don’t care to know anything about memory now. Analog business is a great business. They are the better part of the first 20 years of my career. If you ask me who the high-performance analog companies in the space were, I can tell you it’s Analog Devices, Maxim, LTC and then I would have to dip down into really the mid-tier of those companies and I found myself in the last few years, primarily in the last year or two, when making that list that is Analog Devices, Maxim, LTC, ISIL and then I’d start into the second-tier. When I had an opportunity to address my Board with this opportunity, we really looked (Indiscernible) is a great budding story for the next great large high-performance analog company, and yes, I think for us to bolt our management team and our products into that platform is a win-win-win all the way around shareholders, customers and employees, and of course, there was a great deal of diligence beyond that. No, there was no bidding war going on here. This was a matter of us really having an opportunity as a company to pick who it was worth to partner with, and really deliver the greatest shareholder value or potential for shareholder value, and that certainly is ISIL.

Question 18:

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

What was the head count of both companies before the transaction and how do you plan to grow it or shrink it? (Kalpesh Kapadia — C.E. Unterberg, Towbin)

Answer:
(Rich Beyer) The head count of ISIL is about 1,650 people.

Answer:
(Lou DiNardo) We’ve got 125-130.

Answer:
(Rich Beyer) So, Xicor is 125-130. This combination is about growing this company. This is not about shrinking the company. Lou has a very lean team, so too do we. In general, he brings tremendous capabilities and strengths and so both businesses are growing very nicely this year. Both businesses are adding people. So, this transaction is about integrating these two teams to accomplish even more together than we would have independently. This is about a growth story, both in terms of revenue, profits but also in terms of people.

Question 19:
Clearly there are cross selling synergies that you went into great details and also first purchasing synergies for the current business. But collectively, what kind of new products both company’s R&D team; you spend 20% almost on R&D that could come out with in terms of with new product synergy? (Kalpesh Kapadia - C.E. Unterberg, Towbin)

Answer:
(Rich Beyer) I would rather not pre-announce where we are going in the combination. Sufficed to say that ISIL on its road maps has identified a number of very attractive areas that in some sense overlapped with what Xicor has been doing and in an another sense utilize technologies that Xicor is expert at that we were not. So, we see opportunities going forward for taking advantage of both the skills and the processes that Xicor has broadly across a number of areas that ISIL intended to go with its own independent strategy, and that’s how we think we are going to get some of the real benefits of this combination out in the 2005 time frame and beyond.

Question 20:
Is there a reason why the target operating model should stop at 60% GM, 30% operating margins? (Kalpesh Kapadia — C.E. Unterberg, Towbin)

Answer:
(Dan Heneghan) Our model has been 58-62% GM. You can’t be that precise by quarter or by year in this industry but operating margins are 27-30%. The combination of these two companies only gives us more confidence that we can hit those kinds of numbers.

Question 21:
So, you could see some upside if some of these revenue opportunities can materialize taking Xicor products off in the sales channel? (Kalpesh Kapadia - C.E. Unterberg, Towbin)

Answer:
(Rich Beyer) That certainly will provide faster revenue growth if we get those kind of revenue synergies but yes, we definitely expect with the combined sales force, particularly in Asia, that we will see stronger revenue growth and that could provide a little bit of upside there.

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

Question 22:
Does this deal preclude you from looking at further acquisitions? Maybe you could just give us an idea of what you might look at going forward or you may need some time to digest this particular one? (Chris Caso — Schwab Soundview)

Answer:
(Rich Beyer) It doesn’t preclude us from doing anything else, but this one is a very exciting one. We are going to pay attention to integrating this thing successfully and focus our energies on making this tremendously successful. No, it doesn’t preclude us from doing other things. We might over the next six to twelve months do some minor things to add two parts of the product line. Beyond that, certainly this is an example of what we think we can do to continue to grow our company. But in the immediate future, we are going to concentrate on how to make this combination tremendously successful.

Question 23:
On the deal terms itself, it sounds like you’ve basically set up buckets and if investors take all cash, somebody else has to take all stock, is that true? (Jack Romaine — SG Cowen)

Answer:
(Rich Beyer) The total mechanism is that half the transaction value will be cash and half will be stock. So, it’s up to individual investors to make that election. But the total bucket will be half cash.

Question 24:
So that $156m fully diluted share count is fixed? (Jack Romaine — SG Cowen)

Answer:
(Rich Beyer) No. The shares will change as ISIL’s stock prices changes, but the cash balance is fixed.

Question 25:
There are any covers (Phonetic) on the deal? (Jack Romaine — SG Cowen)

Answer:
(Rich Beyer) There are no covers.

Question 26:
Turning to Xicor’s revenue mix, you guys said all analog and mixed-signal, but it looks like from last quarter’s press release that of the $11.3m in revenue only $9m was analog and mixed-signal, was the other $2.2m still E squared (Phonetic) and what are the plans for that in the future? (Jack Romaine — SG Cowen)

Answer:
(Rich Beyer) The other $2.3m was E squared memory. If you been associated with our strategy, it’s been frankly a milking strategy on E squared memory business. The parallel piece of that business is actually a very respectable GM and we have customers that transcend all of our product lines. So the idea of maintaining those relationships, not poking the major customer in the eye relative to parallel memory while he happens to be a very large, now as Xicor as well as ISIL customer, I think it is something we’re very sensitive to.

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

Question 27:
Can you give us any idea on what the GM in that business looks like and what the revenue growth or the K trends have been over the past several quarters? (Jack Romaine — SG Cowen)

Answer:
(Rich Beyer) There are two segments of the E squared memory business: Parallel E squared memory and serial. 03.09.2001 we told the world we were getting out of the serial E squared business. It is a low GM, low ASP business. The parallel memory has significantly better ASPs and significantly better GMs. We have talked to mid-to-high 40% in the parallel memory business and frankly, it’s an older product line, you have print position, so we don’t see large competitive pressures, large price erosion. What we have are systems whether they be military, avionic, gas, oil exploration, which are relatively stable. So, we’ve modeled our parallel memory business as stables throughout the year.

Question 28:
Of the $2.3m, how much is parallel vs. serial? (Jack Romaine — SG Cowen)

Answer:
(Rich Beyer) I think the serial sales last quarter were $400,000 maybe in that area.

Question 29:
On the clock business, what kind of clocks are we talking about there? The number of clocks, are we talking about PC clocks or consumer clocks are com related clocks? (David Wu — Wedbush Morgan Securities)

Answer:
(Rich Beyer) Actually they are not the kinds of clocks that you see in the PC space, it’s not ICST (Phonetic) or set for semiconductor kinds of clocks. These are 32kHz crystal oscillator based time keeping device. They basically keep time. They keep it accurately and they are built on additional system management functions, watch stop timer, power on reset, and integrate some scratch pad E squared memory. One of the things to recognize about our strategy at Xicor and now as we integrate into ISIL is, we are abandoning our expertise or depth of knowledge in the memory space, not a good stand-alone business, and once you’re a huge company that wants to ship buckets full of $0.25 ICs, but it does allow one to put a differentiated feature set in an analog product. So, when you look at our real time clock, they are time keeping devices, burgeoning markets for digital video recording. China is explosive in the use of real time clocks for DVR and PVR (Phonetic), utility meters or electricity meters. We are finding homes and digital TVs, we are finding homes in a plethora of applications that require timekeeping, not data conflux to keep signals locked but real timekeeping devices.

Question 30:
After this transaction, I noticed that you still have roughly over $0.5b in cash, am I right? That should stop you from doing other transactions in the future. (David Wu — Wedbush Morgan Securities)

Answer:
(Daniel Heneghan) Yes. We’ll have over $700m in cash after the transaction. We have the capability to look at other opportunities, but in the near term, we are going to be focused on integrating this opportunity. The combined companies will probably spend $120m plus in R&D this year. So, we’ve got a lot of organic growth ahead of us.

Question 31:

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

There were a number of products that as Xicor sounds like in the battery management business, that’s something that ISIL has been investing in recent times. Would that be complimentary or do you stop certain programs within ISIL power management group? (David Wu — Wedbush Morgan Securities)

Answer:
(Daniel Heneghan) No. These products that Xicor is working on are very complimentary. There is no overlap. They are worked multicell lithium-ion. We are working at single cell, different kinds of applications, but as we look forward, we can see how the team at ISIL and the team at Xicor are going to be able to work together and go after some other opportunities, but there is no overlap and therefore no issues with any products that need to be obsoleted.

Question 32:
You had a strategic goal to get to 58-60% GM, do you think that this could be accelerated now with this transaction? (Apjit Walia — RBC Capital Markets)

Answer:
(Rich Beyer) Yes. We think that the capabilities that we have to help on the cost structure side of the equation and we proved that in Elantec days, in two quarters we had moved GM at Elantec from 53% up to about 60%. We think that the combined companies have the opportunity to do that. So yes, we think that this transaction should allow us to improve GM a little bit faster than we had anticipated.

Question 33:
Lou, looking at your team, Jerry, Todd, Steve, what roles do you think they are going to have in this combined entity? (Apjit Walia — RBC Capital Markets)

Answer:
(Lou DiNardo) I think clearly a big part of ISIL’s interest in Xicor are human resources. Rich and I will set down over the course of the next quarter or so, as we go through all the regulatory books that we have to jump through. There is no doubt that when you look at our sales team, you look at our operations team, you look at our R&D team, you look at all the folks at Xicor that have contributed to the transition, the vast majority of our employee base is with the company. Three or four years or significantly less. There are important roles for everyone to play, and this is a team effort to bring the process forward.

Answer:
(Rich Beyer) I would like to echo that. We are enormously impressed with not only Lou, but his senior management team and the caliber of his entire organization, and so we’re excited about how they will continue to play a role in the success of ISIL going forward.

Question 34:
Can any of the guys give an update on March quarter? (Apjit Walia — RBC Capital Markets)

Answer:
(Rich Beyer) We are not going to give an update on the quarter in this call. We will talk about that in our April earnings call for both companies but we are not going to comment on the current market on this call.

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EDITED BRIEF

Mar. 15. 2004 / 8:30AM, ISIL — Intersil Corporation to Acquire Xicor, Inc. Conference Call Brief

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Additional Information And Where To Find It

Intersil Corporation intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF XICOR, INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTERSIL, XICOR AND THE PROPOSED MERGER. In addition to the registration statement to be filed by Intersil in connection with the proposed merger, and the proxy statement/prospectus to be mailed to the shareholders of Xicor in connection with the proposed merger, each of Intersil and Xicor file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Intersil or Xicor with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Intersil or Xicor with the SEC, may also be obtained from Intersil and Xicor. In addition, investors and security holders may access copies of the documents filed with the SEC by Intersil on Intersil’s website at www.intersil.com. Investors and security holders may obtain copies of the documents filed with the SEC by Xicor on Xicor’s website at www.xicor.com.

Intersil, Xicor and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Xicor’s shareholders with respect to the transactions contemplated by the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Xicor common stock. Investors and security holders may obtain more detailed information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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